Filed by SunTrust Banks, Inc.
                                   Pursuant to Rule 425 under the Securities
                                   Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                   Subject Company: Wachovia Corporation
                                   Commission File No. 1-9021

                                   Date: May 25, 2001


                      [Logo of SunTrust Banks, Inc.]

Contacts:
Gary Peacock                     George Sard/Debbie Miller/Denise DesChenes
SunTrust                         Citigate Sard Verbinnen
404-658-4879                     212-687-8080

For Immediate Release
May 25, 2001


                 SUNTRUST TO HOLD INVESTOR CONFERENCE CALL

ATLANTA, GA -- SunTrust Banks, Inc. (NYSE: STI) will host a conference call on Wednesday, May 30, 2001 at 9:00 a.m. EDT to reiterate the merits of its proposal to merge with Wachovia Corporation (NYSE: WB) and to address what SunTrust believes to be misleading and inaccurate information contained in the First Union/Wachovia investor presentation dated May 22, 2001.

Individuals can access the call by dialing (877) 692-2086. Individuals calling from outside the United States should dial (973) 633-1010. A replay of the conference call will be available beginning on the afternoon of May 30, 2001 by dialing (877) 519-4471 (domestic) or (973) 341-3080
(international) and entering pass code 2626273.

A webcast of the conference call can also be accessed from the SunTrust website at www.suntrust.com.

                                   # # #


This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of a merger between SunTrust and Wachovia, including future financial and operating results, cost savings and accretion to reported and cash earnings that may be realized from such merger; (ii) statements with respect to SunTrust's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of SunTrust's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of SunTrust and Wachovia may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger;
(5) the regulatory approvals required for the merger may not be obtained on the proposed terms or on the anticipated schedule; (6) the failure of SunTrust's and Wachovia's stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in SunTrust's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's website (www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to SunTrust or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. SunTrust does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made. On May 14, 2001, SunTrust filed with the SEC a preliminary proxy statement for solicitation of proxies from Wachovia stockholders in connection with the Wachovia 2001 annual meeting of stockholders. Subject to future developments, SunTrust intends to file with the SEC a registration statement at a date or dates subsequent hereto to register the SunTrust shares to be issued in the proposed transaction. Investors and security holders are urged to read the proxy statement and registration statement (when available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Investors and security holders may obtain a free copy of the proxy statement and the registration statement (when available) and other relevant documents at the SEC's Internet site. The proxy statement, the registration statement (when available) and such other documents may also be obtained free of charge from SunTrust by directing such request to:
SunTrust, 303 Peachtree Street, N.E., Atlanta, GA 30308, Attention: Gary Peacock (404-658-4753). SunTrust, its directors and executive officers and certain other persons may be deemed to be "participants" in SunTrust's solicitation of proxies from Wachovia stockholders. A detailed list of the names, affiliations and interests of the participants in the solicitation is contained in SunTrust's preliminary proxy statement on Schedule 14A, filed with the SEC on May 14, 2001.